Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
COMUNICADO AO MERCADO	NOTICE TO THE MARKET

São Paulo, 21 de março de 2023 – Suzano S.A. (“Companhia” ou “Suzano”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa e em complementação às informações divulgadas por meio dos Comunicados ao Mercado de 14 de novembro de 2022 e 27 de fevereiro de 2023, vem informar aos seus acionistas e ao mercado em geral o investimento, nesta data, pelo Itaú e Santander, na Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas”), nos termos dos respectivos acordos de  investimento, uma vez que foram cumpridas as condições precedentes e realizados os atos de fechamentos estabelecidos em referidos acordos.

São Paulo, March 21st, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices, and in addition to the information disclosed through the Notices to the Market dated November 14th, 2022 and February 27, 2023, hereby informs its shareholders and the market in general the investment, on this date, by Itaú and Santander in Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas”), under the terms of the respective investment agreements, in view of the fulfillment of all conditions precedent and performance of the closing acts provided for in the respective agreements.

Com a conclusão dos investimentos acima, o Itaú e Santander passam a fazer parte do quadro acionário da Biomas em conjunto com a Suzano, Marfrig, Rabobank e Vale, cada uma com 16,66% (dezesseis inteiros e sessenta e seis centésimos por cento) de participação.

With the completion of the above investments, Itaú and Santander become part of the shareholding structure of Biomas together with Suzano, Marfrig, Rabobank and Vale, each with 16.66% (sixteen and sixty-six hundredths percent) of participation.

Por fim, a Companhia reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca de qualquer outro assunto de interesse de seus acionistas e do mercado.	Lastly, the Company reiterates its commitment to keep shareholders and the market in general informed about any matter of interest to its shareholders and the market.
São Paulo, 21 de março de 2023.	São Paulo, March 21st, 2023.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer